FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 29, July 2015

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 29 July 2015
                                        Unilever Prices $1.0BN Bond on the U.S. Market

Exhibit 99

UNILEVER PRICES $1.0BN BOND ON THE U.S. MARKET.

Unilever has today priced a dual-tranche $1.0 billion bond on the U.S. market. $500 million 2.1 per cent fixed rate notes are due 30 July 2020, with a further $500 million 3.1 per cent fixed rate notes due 30 July 2025. The bond offering is scheduled to close on 31 July 2015.

This offering is being made only by means of a prospectus and related prospectus supplement. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by calling Citigroup Global Markets Inc. at 1-800-831-9146, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or UBS Securities LLC at 1-888-827-7275.

An electronic copy of the preliminary prospectus supplement, together with the prospectus, is also available on the SEC's website, www.sec.gov. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Unilever:

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries and reaching 2 billion consumers on any given day. It has 174,000 employees and generated annual sales of €48.4 billion in 2014. Over half of the company's footprint is in the faster growing developing and emerging markets (57% in 2014). The portfolio includes Persil, Dove, Knorr, Domestos, Hellmann's, Lipton, Wall's ice cream, Marmite, Magnum and Lynx.

Unilever's Sustainable Living Plan (USLP) aims to double the size of the business whilst reducing environmental footprint and increasing positive social impact. It says the USLP is Unilever's strategic response to the challenges businesses face operating in an uncertain and volatile world. Its three goals are:
• Helping more than a billion people take action to improve their health and well-being
• Decoupling growth from environmental impact
• And enhancing the livelihoods of millions of people by 2020

Supporting these goals, the company has defined nine commitments, underpinned by targets encompassing social, environmental and economic areas.